Schedule A

Warner Bros. Discovery, Inc.

The business address of each of the Covered Persons of WBD is c/o Warner Bros. Discovery, Inc. 230 Park Avenue South, New York, New York 10003.

Name	Present Principal Occupation	Citizenship
David M. Zaslav	Director, President and Chief Executive Officer	U.S.A.
Gunnar Wiedenfels	Chief Financial Officer	U.S.A./Germany
Priya Aiyar	Chief Legal Officer	U.S.A.
Bruce L. Campbell	Chief Revenue and Strategy Officer	U.S.A.
Amy Girdwood	Chief People & Culture Officer	United Kingdom
Lori Locke	Chief Accounting Officer	U.S.A.
Jean-Briac Perrette	CEO and President, Global Streaming and Games	U.S.A./France
Gerhard Zeiler	President, International	Austria
Samuel A. Di Piazza, Jr.	Board Chair; Former Global CEO, PricewaterhouseCoopers International, Ltd.	U.S.A.
Richard W. Fisher	Director; Former President and CEO, Federal Reserve Bank of Dallas	U.S.A.
Paul A. Gould	Director; Managing Director and EVP, Allen & Company, LLC	U.S.A.
Debra L. Lee	Director; Chair, Leading Women Defined Foundation	U.S.A.
Joseph M. Levin	Director; Executive Chairman, Angi, Inc.	U.S.A.
Anton J. Levy	Director; Advisory Director, General Atlantic Service Company, L.P.	U.S.A.
Kenneth W. Lowe	Director; Former Chairman of the Board, President and CEO, Scripps Networks Interactive	U.S.A.
Fazal F. Merchant	Director; President and CFO, Wiz, Inc.	U.S.A.
Anthony J. Noto	Director; CEO, SoFi Technologies, Inc.	U.S.A.
Paula A. Price	Director; Former EVP and CFO, Macy's Inc.	U.S.A.

Daniel E. Sanchez	Director; Director, Liberty Latin America Ltd. and Director, Liberty Global Ltd.	U.S.A.
Geoffrey Y. Yang	Director; Founding Partner and Managing Director, Redpoint Ventures	U.S.A.

Dplay Entertainment Limited

The business address of each of the Covered Persons of Dplay is c/o Dplay Entertainment Limited, Chiswick Park Building 2, 566 Chiswick High Road, London, England, W4 5YB.

Name	Present Principal Occupation	Citizenship
Linda Broadbent	Statutory Director; VP Finance, UK and Ireland, WBD	United Kingdom
Andrew Georgiou	Statutory Director; President and Managing Director, UK & Ireland and WBD Sports Europe	United Kingdom
Roanne Weekes	Statutory Director; Senior Vice President, DNI Controller, FP&A COE Operations WBD	Australia